stone co

4Q24 Earnings Release

March 18, 2025

investors.stone.co

StoneCo Reports Fourth Quarter and Fiscal Year 2024 Results

George Town, Grand Cayman, March 18, 2025 – StoneCo Ltd. (Nasdaq: STNE) (“Stone” or the “Company”) today reports its financial results for its fourth quarter and fiscal year ended December 31, 2024.

Below, our main highlights for 2024:

Adjusted EBT	MSMB TPV (including PIX QR Code)
R$ 2.7bn	R$ 454.0bn
+39.8% year over year	+22.2% year over year

Adjusted Net income	Adjusted Basic EPS
R$ 2.2bn	R$ 7.27/share
+41.3% year over year and above guidance of >R$1.9 bn	+46.6% year over year

CEO Letter to Shareholders

“Dear Fellow Shareholders,

As we close another year, I'm proud to share the progress and achievements we've made in 2024. Despite facing challenges and ever-evolving market dynamics, we've strengthened our position for sustainable growth.

2024 was a pivotal year, marked by decisive strategic realignment, core business reinforcement, strong performance, and successful adaptation to industry changes. Over the past two years, we achieved a 14% compound annual growth rate (CAGR) in total revenue and income, accompanied by a 12 percentage points margin expansion. Earnings per share (EPS) grew at a 92% CAGR, and return on equity (ROE) increased by 20 percentage points.

The road has not been without its bumps. From a macroeconomic perspective, 2024 presented challenges both locally and globally. Despite a challenging macroeconomic environment, we successfully navigated market complexities, maintaining strong growth and improving profitability.

MSMB card transaction value reached R$403 billion, slightly missing guidance by 2% due to unexpectedly rapid PIX adoption. However, we still outperformed the market, achieving 18% year-over-year (yoy) TPV growth, reaching R$516 billion.

Our MSMB Financial Services take rate improved to 2.55%, exceeding guidance by 6 basis points. Retail deposits surged to R$8.7 billion (+42% yoy), surpassing guidance by 24%, and our credit portfolio expanded nearly fourfold to R$1.2 billion, significantly exceeding the R$800 million target. We also launched new credit card and revolving loan products, enhancing our service diversification.

Despite delivering strong earnings, cash flow, and economic value growth, our share price declined by 55% in 2024, underperforming the Nasdaq composite's 28% increase. While market volatility can disconnect price from intrinsic value, we remain confident in the long-term returns from our key investments.

We should prepare for a tough 2025, as projected higher long-term interest rates are expected to impact economic activity. Given interest rate volatility, inflation, and emerging opportunities, prudent capital structure management is paramount. We're optimizing our balance sheet to minimize capital costs while maintaining flexibility for long-term value creation. Further details on capital allocation will follow, but first, we'll discuss our industry outlook and our strategic positioning for future growth.

THROUGH THE FOG: GROWTH HIDDEN FROM VIEW

At our Investor Day in November 2023, we outlined the long-term priorities for our business and established clear targets to track our progress. These targets considered key industry trends, particularly the evolution of Brazil's cashless payments market.

The industry has experienced 19% CAGR over the past five years, driven by rising card usage, the emergence of neobanks and new merchant acquirers, and rapid PIX adoption. While future TPV growth is projected to grow at a slower pace (already reflected in our 2027 TPV growth target), we believe concerns about market saturation (electronic payments exceeding 90% of personal consumption expenditure), PIX cannibalizing credit, and competitive pressures on profitability are largely overstated.

A more constructive view of industry growth reveals significant untapped potential:

•	Expanding Market Potential: While electronic payments already exceed 90% of PCE by some accounts, in our view the total addressable market (TAM) extends beyond personal consumption expenditure (PCE) given that intermediate consumption, a significant factor in Brazil, expands the TAM considerably. Even using the U.S. market as an example (including card TPV and ACH person-to-business volumes), penetration is estimated at 120% of PCE. Furthermore, our analysis of Central Bank data suggests the reported 94% penetration rate is inflated, as it includes transactions such as financial intermediation, property investments, and agribusiness, which are not reflected in final consumption.

•	PIX as a Value Driver: While PIX adoption has been rapid, it primarily displaces debit transactions, not credit. We have effectively monetized PIX volumes, and enhancements like PIX NFC will further drive innovation and merchant adoption. Credit card volume growth remains robust (almost 15% yoy), as installment payment benefits outweigh PIX-based credit alternatives.

•	Rational Competitive Landscape: The rising interest rate environment has fostered greater pricing discipline within the industry, prioritizing sustainable growth over aggressive expansion.

•	Beyond Payments: Focusing solely on payments profitability overlooks our strategic diversification into bundled payments, banking, and credit services. Banking and credit are already significant contributors to our financial results, a trend poised for further growth. Our progress on these strategic priorities will be discussed next.

SOLID PROGRESS ON EXECUTING PRIORITIES IN 2024

In 2024, we made significant strides in our strategic priorities: (1) winning in the MSMB sector, (2) enhancing client engagement, and (3) scaling through platforms. This evolution is clearly reflected in our achievements against the targets set for the year, including card TPV, deposits, MSMB take rate, credit portfolio, administrative expenses, and adjusted net income.

With the exception of card TPV, which fell slightly short of our guidance — as explained previously — we exceeded expectations in all other metrics. This performance is a testament to what I consider a successful implementation of our strategy.

WIN

MSMB card TPV reached R$403 billion, a 15% year-over-year increase, slightly below our R$412 billion guidance due to unexpectedly strong PIX (QR code) adoption. Total MSMB TPV grew 22% year-over-year to R$454 billion. We expect this outperformance and market share growth within the MSMB sector to continue in 2025, and will continue to invest strategically in growth opportunities.

Retail deposits closed the year at R$8.7 billion, exceeding our R$7 billion guidance, driven by successful scaling of our bundled payment and banking offerings and strong client engagement. This is a key step in our strategy to make Stone accounts the central hub for our clients' financial needs, with projected retail deposit growth outpacing TPV growth as we expand our product ecosystem.

ENGAGE

In addition to strengthening key levers for monetization—specifically TPV and deposits—we have successfully engaged our clients with a range of solutions. Notably, we wrapped up 2024 with an MSMB take rate of 2.55%, surpassing our guidance of 2.49%. This achievement was fueled not only by our ongoing price discipline within payments but also by the enhanced contributions from our new solutions, particularly in banking and credit.

Regarding our credit offerings, we significantly surpassed our guidance, achieving a portfolio of R$ 1.2 billion compared to the projected R$ 0.8 billion. Importantly, we managed to accomplish this while maintaining controlled levels of risk and sustaining healthy profitability. Our 90+ day non-performing loans (90+ NPLs) remained well under control, concluding the year at 3.6%. These results reflect the successful relaunch of our credit solutions and underscore our commitment to sustainable growth.

This focus on growth is intrinsically linked to our approach as a customer-centric organization. Product design and customer experience are paramount, directly impacting satisfaction, loyalty, and retention. Coupled with service excellence, a well-thought-out product not only addresses our clients' functional needs but also anticipates their desires and pain points, creating seamless interactions that foster trust and engagement. In a competitive industry, exceptional customer experience becomes a key differentiator that sets a brand apart. By prioritizing intuitive design and enhancing the customer journey, we empower our customers and drive lasting relationships, ultimately supporting our overall growth strategy.

SCALE

Our third strategic priority centers on our commitment to continuously enhance the value delivered to our clients while ensuring scalability and profitability. This commitment is clearly reflected in our net income, which significantly exceeded our guidance this year, reaching R$2.2 billion compared to our forecast of R$1.9 billion, despite a challenging macroeconomic environment.

This achievement underscores the successful execution of our monetization strategy, as previously discussed, and highlights our sustained focus on efficiency. Furthermore, we are beginning to see the benefits of our cost control initiatives, as demonstrated by our administrative expenses, which concluded the year at R$994 million, well below our guidance of R$1.125 billion.

NAVIGATING THE AI LANDSCAPE: ADAPTING FOR SUCCESS IN A NEW ERA

Much has been discussed about the use of AI to exponentially enhance productivity and improve results. Our AI adoption strategy is based on the recognition that this technology represents a platform shift capable of profoundly transforming our industry, from the way we sell, serve, and interact with our clients to how we deliver our services and fulfill our purpose of helping Brazilian entrepreneurs turn dreams into results. Aware that we are in the early stages, we have chosen a cautious yet proactive approach focused on leveraging existing opportunities.

To lead in this new era, we are investing in organizational capabilities by attracting exceptional talent and providing them with real-world, scalable experiences with AI. We apply technology rationally to the main business drivers, generating significant results in 2024: 100% of customer service interactions via our app are managed by proprietary Generative and Predictive AI algorithms, achieving a customer satisfaction (CSAT) rate superior to that of human operators, with approximately 45% fewer calls, resulting in a much more efficient operation.

All employees in sales and customer service operations utilize AI co-pilots, and our groundbreaking proprietary technology has facilitated nearly 2 million conversations with safety and predictability. New AI initiatives in Sales are showing promising results, the Co-Pilot has been widely adopted by the development team, and we have established partnerships with leading technology providers. As technology evolves and our expertise deepens, we are rewriting our operation, sales, and product development strategies, using AI as a platform for efficient growth and innovation, from the simplest to the most complex cases. This is merely the first step in a transformative journey.

FOSTERING A VIBRANT CULTURE: STRUCTURING AN ORGANIZATION FOR IMPACT

The common denominator of our team at Stone is a near-mystical devotion to mission accomplishment. While efficiency remains important, our ability to adapt to complexity and continuous change has become imperative.

Do we get everything right? Not by a long shot. Over the past five years, we have faced many challenges—some very public and acknowledged in our last letter. However, we have evolved a new way of working through incremental adaptation and resilience. We embraced innovative approaches, learned from our mistakes, started anew, and ultimately achieved outstanding results. This journey has fostered a distinctive culture that embraces adaptability and high performance.

The organization we have been crafting, the processes we have refined, and the relationships we have built and nurtured are growing stronger. However, an organization must be constantly led or, if necessary, pushed uphill toward its goals. If we stop pushing, it will not remain stagnant; it will roll backward.

Sustained and authentic relationships form the foundation of all successful collaborative efforts. Intentionally cultivating trust, rather than allowing it to develop passively, is essential for creating a culture that embraces a network principle of trust rather than control. When an organization operates on such principle, its potential for generating impactful results significantly increases.

Building such an organization doesn’t require everyone to like each other or agree, but it does necessitate a willingness to engage in authentic—and sometimes uncomfortable—conversations about the issues that divide and challenge us. The goal is to foster trust that leads to outstanding results. This enables us to navigate difficult conversations, discover common ground, and collaborate despite organizational differences and personal disagreements.

Culture as the Backbone of Organizational Design – The culture of an organization plays a pivotal role in shaping its design and structure. A strong, purpose-driven culture fosters collaboration, innovation, and resilience, serving as the backbone for effective organizational design. Conversely, a well-designed organization nurtures these cultural elements, creating an environment where individuals feel empowered to contribute and thrive, based on trust.

By intentionally integrating cultural values into our organizational design, we not only enhance operational effectiveness but also create a workplace where our teams are motivated and inspired to deliver exceptional results. At Stone, our leaders need deep expertise, immersion in details, and a commitment to collaborative debate. To foster innovation and excel in execution, we set up a new organizational structure that emphasizes functional expertise, granting decision rights to those with the most knowledge and experience in their domains.

Our new functional organization design anchors on two basic principles:

1.	Technological and Product Changes: We compete in markets characterized by rapid technological shifts and product disruptions. Thus, we must rely on the judgment and intuition of individuals who possess in-depth knowledge of the technologies driving these changes. Long before market feedback and forecasts are available, we must make informed decisions on which technologies and designs are likely to succeed. By relying on technical experts and continuous testing, rather than general managers, we increase the likelihood that these decisions will pay off.

2.	Commitment to Quality Products and Services: Our dedication to delivering top-quality products and services would be undermined if short-term profit and cost targets were the sole criteria for evaluating investments and leadership. This doesn't imply neglecting cost and revenue targets; instead, our approach differs from traditional models. We prioritize client unit economics, working backwards from that foundation to define our strategies.

3.	Further enhance our distribution and service capabilities: Stone has first and foremost differentiated itself through its distribution capabilities and an unrelenting focus on customer service. As we evolved, the breadth of our distribution to reach Micro, Small and Medium merchants has expanded significantly. By creating a unified approach to growth, strongly leveraged by our operational technology platform, we are evolving commercial strategy to assure that we deliver on our growth ambitions, maintaining the highest levels of service and continuously seeking efficiencies in our GTM.

Achieving the right balance between growth, client experience and cost considerations is more straightforward when decisions are made by leaders with deep expertise in their areas, rather than by general managers focused solely on numerical targets. While traditional business units structure emphasizes accountability and control, our functional structure prioritizes aligning expertise and decision-making authority for greater efficiency and effectiveness.

LONG TERM VALUE CREATION AND CAPITAL STRUCTURE

Our long-term economic objective is to maximize Stone’s average annual growth in intrinsic business value on a per-share basis. Rather than evaluating the company’s economic significance or performance by its overall size, we focus on per-share progress.

	2022	2023	2024
Adj. Basic EPS (R$/share)	1.97	4.96	7.27
Revenue per share (R$/share)	30.7	38.6	43.9
Financial Services ROE (%)	7%	23%	27%

Throughout the year, we engaged in discussions regarding our capital structure. As part of this process, we developed a proprietary model to evaluate the adequacy of our capitalization based on three key pillars:

I.	Minimum Common Equity T1: We have chosen to uphold a minimum common capital of 20% of risk-weighted assets. We will reassess this threshold in the future.

II.	Credit Ratings: Our credit metrics are aligned with peers to maintain at least our current global ratings, positioning for an upgrade if Brazil’s sovereign rating improves.

III.	Positive Adjusted Net Cash Position: We commit to maintaining a positive net cash position as a key indicator of financial stability.

Before returning capital to shareholders, we will maintain a strong liquidity position through a conservative asset and liability management program, ensuring that our funding maturities significantly exceed our asset maturities.

Based on these pillars, as of December 31st, we estimate having excess capital of over R$3 billion. We expect to return this excess capital to shareholders over time, when value accretive growth opportunities are not immediately available. Notably, this amount is net of the R$1.6 billion distributed in 2024 through our share buyback programs and does not account for any potential capital release from strategic discussions regarding our software division.

DISCIPLINED APPROACH TO VALUE CREATION: STRATEGIC UPDATE ON SOFTWARE

During our Investor Day in November 2023, we outlined our software strategy, focused on cross-selling financial services to four priority verticals and managing our other software assets for efficiency and cash generation.

While executing the cross-sell strategy, we achieved greater success leveraging our financial services distribution channels rather than relying on our software-specific salesforce. This insight led us to conclude that owning the software asset isn't essential for executing our cross-selling strategy. With this in mind, to maximize value, optimize our capital structure and streamline operations, we evaluated strategic alternatives for our software assets.

Our fundamental measure of success is long-term shareholder value creation. This will stem directly from extending and consolidating our leadership in the acquiring business and serving the MSMB segment. Stronger market leadership translates into higher revenues, profitability, capital velocity, and returns on invested capital. We aim to continue to consolidate our position in the payments business and expand into banking and credit, where we see substantial opportunities in our target markets. This strategy, however, requires significant capital allocation and crisp execution.

Our investment decisions are based on intrinsic value. While intrinsic value calculations are inherently subjective and fluctuate with revised cash flow estimates and interest rate changes, it remains a crucial and logical framework for evaluating investments. This isn't complex, but it requires discipline.

This disciplined approach has guided our decisions regarding our software assets. Despite significant interest from interested parties, we have yet to receive an offer that meets our established intrinsic value for the company. Our decisions are based solely on intrinsic value, calculated as the discounted present value of future cash flows. While valuations may change, our disciplined approach remains unwavering.

We will continue cross-selling financial services to our software clients and focusing on maximizing the value of the asset on a standalone basis, with appropriate governance in place to ensure that owning the asset is not a distraction. Our focus is on ensuring that this strategy aligns with our long-term goals while delivering meaningful returns to our shareholders.

FINAL REMARKS

Even amidst economic uncertainty, our fundamental approach remains unchanged: a steadfast commitment to long-term thinking and disciplined capital allocation. This approach leverages our existing strengths while enabling us to pursue new opportunities that would otherwise be unattainable. It allows for the iterative process—including the acceptance of calculated risks and failures— necessary for long-term success, and empowers us to explore uncharted territory.

We remain confident in Stone’s ability to generate significant value for our shareholders. I extend my sincere gratitude to our stakeholders for their continued trust and support, to our team for their dedication, and to our shareholders for their belief in Stone. Thank you.

Pedro Zinner”

Operating and Financial Highlights

MAIN CONSOLIDATED ADJUSTED FINANCIAL METRICS

Table 1: Main Consolidated Financial Metrics

Main Consolidated Financial Metrics (R$mn)	4Q24	3Q24	Δ q/q %	4Q23	Δ y/y %	2024	2023	y/y %
Total Revenue and Income	3,609.4	3,357.2	7.5%	3,248.7	11.1%	13,257.5	12,055.0	10.0%
Adjusted Metrics
Gross Profit	1,699.4	1,592.3	6.7%	1,504.9	12.9%	6,192.4	5,118.1	21.0%
Gross Profit margin (%)	47.1%	47.4%	(0.3 p.p.)	46.3%	0.8 p.p.	46.7%	42.5%	4.3 p.p.
EBT	778.1	733.2	6.1%	638.2	21.9%	2,731.1	1,954.0	39.8%
EBT margin (%)	21.6%	21.8%	(0.3 p.p.)	19.6%	1.9 p.p.	20.6%	16.2%	4.4 p.p.
Net Income	665.6	586.8	13.4%	563.8	18.1%	2,200.0	1,557.5	41.3%
Net income margin (%)	18.4%	17.5%	1.0 p.p.	17.4%	1.1 p.p.	16.6%	12.9%	3.7 p.p.
Basic EPS (R$/share)	2.26	1.97	15.2%	1.80	25.8%	7.27	4.96	46.6%
Net Cash	4,704.1	4,923.8	(4.5%)	5,053.3	(6.9%)	4,704.1	5,053.3	(6.9%)

•	Total Revenue and Income reached R$3,609.4 million in 4Q24, representing an 11.1% year over year growth. This expansion was primarily driven by an annual increase of 11.2% in financial services segment revenues, mostly due to growth in our active client base and improved client monetization, both in MSMBs and Key Accounts.
•	Adjusted Gross Profit reached R$1,699.4 million, increasing 12.9% year over year or 6.7% quarter over quarter. Sequential growth, slightly below revenue expansion, mainly reflects the impact of a higher Brazilian CDI rate, which was not fully offset by price adjustments in the period.

•	Adjusted EBT reached R$778.1 million in 4Q24, increasing 21.9% year over year. Adjusted EBT margin expanded 1.9 percentage points compared to 4Q23, reaching 21.6%. Sequentially, Adjusted EBT rose by 6.1%, though the margin slightly declined from 21.8% in 3Q24 to 21.6% in 4Q24. The small sequential margin decrease primarily reflects higher financial expenses due to the elevated Brazilian CDI rate, partially offset by improved cost of services relative to revenues.
•	Adjusted Net Income totaled R$665.6 million in 4Q24, representing an 18.1% increase versus 4Q23. Adjusted net margin rose to 18.4%, up from 17.4% in 4Q23 and 17.5% in 3Q24. The sequential improvement in net margin was influenced by similar factors impacting Adjusted EBT margin, but further benefited from a lower effective tax rate during the period.
•	Adjusted Basic EPS reached R$2.26 per share in 4Q24, increasing 25.8% year over year and 15.2% sequentially. The yearly increase exceeded the variation in Adjusted Net Income by 1.4x, mainly due to R$1,587.3 million in share buybacks carried out during the year, which reduced the total outstanding share count by 24.1 million STNE shares.
•	Adjusted Net Cash position was R$4,704.1 million in the quarter, a 6.9% decrease year over year and 4.5% quarter over quarter. The Company consumed R$219.7 million of adjusted net cash in the quarter, mostly due to R$608.3 million used in the repurchase of 10.9 million STNE shares, which was partially compensated by cash generated in our operations.

2024 GUIDANCE

We delivered robust results in 2024, reinforcing our commitment to our long-term strategic objectives while successfully navigating a challenging macroeconomic environment. Below is a comparison between our guidance and delivered results for the year.

MAIN OPERATING METRICS

Table 2: Payments

Payments Operating Metrics	4Q24	3Q24	Δ q/q %	4Q23	Δ y/y %	2024	2023	Δ y/y %

Total TPV (R$bn)	143.9	128.9	11.6%	123.9	16.1%	516.2	438.3	17.8%
CTPV (Card TPV)	123.2	112.3	9.7%	113.5	8.6%	452.1	408.3	10.7%
PIX QR Code	20.7	16.7	24.3%	10.5	98.3%	64.1	30.0	114.0%

MSMB TPV (R$bn)	128.4	114.0	12.6%	106.1	21.1%	453.6	371.1	22.2%
CTPV (Card TPV)	111.5	100.7	10.8%	98.5	13.2%	403.4	350.3	15.2%
PIX QR Code	16.9	13.3	26.7%	7.6	123.0%	50.2	20.9	140.7%

Key Accounts TPV (R$bn)	15.5	14.9	3.8%	17.9	(13.2%)	62.6	67.2	(6.8%)
CTPV (Card TPV)	11.7	11.6	0.8%	15.0	(22.0%)	48.7	58.1	(16.1%)
PIX QR Code	3.8	3.3	14.3%	2.9	32.8%	13.9	9.1	52.8%

Active Client Base ('000)	4,172.7	4,012.1	4.0%	3,522.1	18.5%	4,172.7	3,522.1	18.5%
MSMB	4,125.0	3,968.3	3.9%	3,471.3	18.8%	4,125.0	3,471.3	18.8%
Key Accounts	52.3	51.7	1.0%	58.3	(10.4%)	52.3	58.3	(10.4%)
•	Total TPV grew 16.1% year over year to R$143.9 billion in 4Q24, driven by (i) above-market growth of 13.2% in the MSMB segment’s CTPV, and (ii) consolidated PIX QR Code volumes increasing almost 2x compared with 4Q23. In 2024, total TPV reached R$516.2 billion, representing a 17.8% year over year growth.
•	Total Payments Active Client base reached 4.2 million, with a quarterly net addition of 160,700 clients, exceeding growth in the previous quarter.

MSMB (Micro and SMB clients)

o	MSMB TPV was R$128.4 billion in the quarter, representing a 21.1% year over year and a 12.6% sequential growth. MSMB TPV growth composition was as follows:
o	MSMB CTPV reached R$111.5 billion in the quarter, up 13.2% year over year and 10.8% sequentially. For full year 2024, MSMB CTPV was R$403.4 billion, up 15.2% year over year, 1.4x faster than total industry growth but below the implied guidance of +18%. CTPV performance was directly impacted by sustained higher-than-expected growth in PIX QR Code transactions, which partially replaced debit volumes. Given that PIX QR Code monetization aligns with our debit net MDR, this shift positively influences our P&L as it enhances engagement with Stone’s banking account.
o	MSMB PIX QR Code volumes were R$16.9 billion in 4Q24, 2.2x higher compared with the previous year period and up 26.7% quarter over quarter. In 2024, MSMB PIX QR Code transactions totaled R$50.2 billion, a 2.4x increase compared to 2023.
o	MSMB Active Payment Clients were 4.1 million in 4Q24, growing 18.8% year over year and representing a quarterly net addition of 156,700. The period net addition was higher than 108,100 in the previous quarter despite the seasonality of the last quarter of the year, when clients are usually less willing to change providers. This growth is primarily driven by increased gross additions in the period, led by assertive end-of-year campaigns, while churn levels remained under control.

Table 3: Banking

Banking Operating Metrics	4Q24	3Q24	Δ q/q %	4Q23	Δ y/y %	2024	2023	Δ y/y %

MSMB Active Client Base ('000)	3,061.9	2,842.1	7.7%	2,096.5	46.1%	3,061.9	2,096.5	46.1%

Retail Deposits (R$mn)	8,704.8	6,816.8	27.7%	6,119.5	42.2%	8,704.8	6,119.5	42.2%
Deposits from retail clients	8,274.9	6,695.8	23.6%	6,119.5	35.2%	8,274.9	6,119.5	35.2%
Time Deposits (on-platform)	429.9	121.0	255.4%	n.a.	n.a.	429.9	n.a.	n.a.
o	Banking active client base surpassed 3.0 million active clients in the quarter, a 46.1% increase year over year or 7.7% quarter over quarter. The sequential growth was primarily driven by the continued expansion of our active payments client base.
•	Total retail deposits were R$8.7 billion in 4Q24, exceeding our guidance for the year by 24.4% and reaching 6.8% as a percentage of MSMB TPV. Retail deposits grew 42.2% year over year and 27.7% quarter over quarter. This strong performance was mainly explained by 4Q positive seasonality, on top of our continued success in our bundled offerings and higher client engagement.
o	As of 4Q24, the composition of our retail deposits was as follows:
o	Deposits from retail clients were R$8.3 billion, growing 35.2% year over year and 23.6% sequentially.
o	Time deposits (on-platform) were R$429.9 million, higher than R$121.0 million in 3Q24, as clients engage with our savings solution.

In 2025, we expect a significant increase in our time deposits, with the roll-out of certificates of deposit yielding up to 100% of CDI, with interest paid every 30 days on a FIFO (First In, First Out) basis. This will lead to a meaningful shift in our retail deposits structure, improving funding spreads and lowering the average cost of funding. While this strategy reduces financial income earned on deposits, it remains accretive to our bottom line on a net basis.

Table 4: Credit

Consolidated Credit Metrics	4Q24	3Q24	Δ q/q %	4Q23	Δ y/y %	2024	2023	Δ y/y %

Portfolio (R$mn)	1,207.6	923.1	30.8%	312.8	286.1%	1,207.6	312.8	286.1%
Merchants	1,093.5	864.0	26.6%	309.7	253.1%	1,093.5	309.7	253.1%
Credit Card	114.2	59.1	93.2%	3.1	3546.0%	114.2	3.1	3546.0%

Provisions for losses (R$mn)	(25.5)	(1.3)	1851.1%	(39.4)	(35.1%)	(89.8)	(62.1)	44.7%
Merchants	(17.2)	1.8	n.m.	(39.2)	(56.0%)	(76.7)	(61.9)	24.0%
Credit Card	(8.3)	(3.1)	171.1%	(0.2)	4065.0%	(13.1)	(0.2)	6429.5%

Coverage ratio	331.2%	388.0%	(56.78 p.p.)	7292.7%	n.m.	331.2%	n.a.	n.a.

NPL 15-90 days	2.47%	1.88%	0.59 p.p.	1.92%	0.55 p.p.	2.47%	1.92%	0.55 p.p.
NPL > 90 days	3.61%	3.50%	0.12 p.p.	0.27%	3.34 p.p.	3.61%	0.27%	3.34 p.p.
o	As of December 31, 2024 we reached a total credit portfolio of R$1,207.6 million, exceeding our guidance of more than R$800 million. Our portfolio continues to expand with strong asset quality and healthy NPL levels. At the same time, throughout the year, we have begun rolling out new products, including credit cards and revolving loans, further diversifying our offerings.
o	Provisions for expected losses were -R$25.5 million in 4Q24, higher than the -R$1.3 million in the previous quarter. This sequential increase primarily reflects smaller positive impacts from aligning working capital provision levels to modeled expected loss levels in the quarter. The ratio of accumulated loan loss provisions over the working capital portfolio was 12.0% in the quarter, compared with 14.0% in 3Q24. Given the current macroeconomic environment and our conservative approach, we view this as an appropriate stabilization level.

o	Our coverage ratio remains at healthy and high levels, standing at 331.2%.
o	NPL 15-90 days for our consolidated credit portfolio was 2.47% and NPL over 90 days was 3.61% in 4Q24 compared with 1.88% and 3.50% in 3Q24, respectively. The increase observed in both NPLs is a natural outcome of the portfolio maturation process.

Table 5: Monetization

Take Rate	4Q24	3Q24	Δ q/q %	4Q23	Δ y/y %	2024	2023	Δ y/y %

Over CTPV
MSMB	2.54%	2.58%	(4 bps)	2.43%	11 bps	2.55%	2.45%	10 bps
Key Accounts	1.49%	1.47%	2 bps	1.28%	21 bps	1.39%	1.18%	22 bps

Over TPV
MSMB	2.20%	2.28%	(7 bps)	2.25%	(5 bps)	2.27%	2.31%	(4 bps)
Key Accounts	1.12%	1.13%	(0 bps)	1.08%	5 bps	1.08%	1.02%	6 bps

o	MSMB Financial Services Take Rate (over TPV) was 2.20%, 7 basis points down from 2.28% in 3Q24. This sequential decrease is mainly explained by (i) the seasonality in the period and stronger growth of PIX, which increases the combined relevance of debit and PIX volumes over credit volumes; and (iii) a lower duration of prepayment. From now on, we will transition to include PIX QR Code in our take rate denominator, since PIX revenues are already included in the calculation. For more information about reconciling our reported take rates with our financial services revenue, please refer to the “Build-up Take Rate” tab in our Results Spreadsheet.

Table 6: Software

Software Operating Metric (R$bn)	4Q24	3Q24	Δ q/q %	4Q23	Δ y/y %	2024	2023	Δ y/y %

CTPV (Card TPV) Overlap	7.0	5.8	21.3%	5.8	20.4%	23.4	10.7	117.5%
o	CTPV Overlap was R$7.0 billion in the fourth quarter, up 20.4% year over year. Sequentially, CTPV overlap grew 21.3%, 2.0x higher than MSMB CPTV growth of 10.8% over the same period. This KPI is measured by the MSMB CTPV overlap between financial services and the priority software verticals.

Income Statement

Table 7: Statement of Profit or Loss (IFRS, as Reported)

Statement of Profit or Loss (R$mn)	4Q24	% Rev.	3Q24	% Rev.	Δ q/q %	4Q23	% Rev.	Δ y/y%	2024	2023	Δ y/y%
Net revenue from transaction activities and other services	829.8	23.0%	828.9	24.7%	0.1%	868.1	26.7%	(4.4%)	3,216.0	3,309.8	(2.8%)
Net revenue from subscription services and equipment rental	471.3	13.1%	465.6	13.9%	1.2%	459.1	14.1%	2.7%	1,846.9	1,825.0	1.2%
Financial income	2,189.6	60.7%	1,918.8	57.2%	14.1%	1,770.8	54.5%	23.7%	7,676.2	6,229.3	23.2%
Other financial income	118.7	3.3%	143.9	4.3%	(17.5%)	150.7	4.6%	(21.3%)	518.3	691.0	(25.0%)
Total revenue and income	3,609.4	100.0%	3,357.2	100.0%	7.5%	3,248.7	100.0%	11.1%	13,257.5	12,055.0	10.0%
Cost of services	(878.8)	(24.3%)	(859.0)	(25.6%)	2.3%	(802.7)	(24.7%)	9.5%	(3,389.1)	(2,982.8)	13.6%
Provision expenses for expected credit losses[1]	(26.6)	(0.7%)	(0.3)	(0.0%)	n.m.	(39.4)	(1.2%)	(32.5%)	(89.8)	(62.1)	44.7%
Administrative expenses	(303.3)	(8.4%)	(314.7)	(9.4%)	(3.6%)	(308.6)	(9.5%)	(1.7%)	(1,130.5)	(1,188.9)	(4.9%)
Selling expenses	(549.1)	(15.2%)	(501.8)	(14.9%)	9.4%	(454.0)	(14.0%)	20.9%	(2,105.5)	(1,698.3)	24.0%
Financial expenses, net	(1,035.5)	(28.7%)	(910.5)	(27.1%)	13.7%	(943.1)	(29.0%)	9.8%	(3,693.6)	(3,999.5)	(7.6%)
Software business goodwill impairment loss	(3,558.0)	(98.6%)	0.0	0.0%	n.a.	0.0	0.0%	n.a.	(3,558.0)	0.0	n.a.
Other income (expenses), net	(108.1)	(3.0%)	(101.6)	(3.0%)	6.4%	(0.3)	(0.0%)	n.m.	(398.7)	(241.2)	65.3%
Loss on investment in associates	0.1	0.0%	0.4	0.0%	(64.9%)	(1.7)	(0.1%)	n.m.	0.4	(4.2)	n.m.
Profit (loss) before income taxes	(2,823.3)	(78.2%)	669.9	20.0%	n.m.	738.2	22.7%	n.m.	(1,017.6)	1,970.8	n.m.
Income tax and social contribution	(98.6)	(2.7%)	(127.0)	(3.8%)	(22.4%)	(82.0)	(2.5%)	20.2%	(489.4)	(370.4)	32.1%
Net income (loss) for the period	(2,921.8)	(80.9%)	542.9	16.2%	n.m.	656.2	20.2%	n.m.	(1,507.1)	1,600.4	n.m.

Total Revenue and Income

Net Revenue from Transaction Activities and Other Services

Net Revenue from Transaction Activities and Other Services was R$829.8 million in 4Q24, a 4.4% decrease year over year.

The decline primarily reflects lower membership fee revenues due to a previously disclosed change in internal accounting methodology and pricing optimizations between MDR and prepayment revenues in bundled offers implemented during the quarter. These optimizations negatively impacted Net Revenue from Transaction Activities and Other Services while benefiting Financial Income, resulting in stable sequential performance.

Net Revenue from Subscription Services and Equipment Rental

Net Revenue from Subscription Services and Equipment Rental increased 2.7% year over year to R$471.3 million in 4Q24.

This can be primarily attributed to higher subscription revenues from our software segment, being partially offset by the divestment of Creditinfo (4Q23) and PinPag (1Q24), which were in the non-allocated business segment.

Quarter over quarter, this revenue line increased 1.2%, attributed to higher subscription software revenues. This effect was partially offset by seasonally lower average POS subscription per client.

Financial Income

Financial Income was R$2,189.6 million in the quarter, a 23.7% year over year growth, explained by (i) higher prepayment revenues, mainly due to an increase in prepaid volumes, (ii) increased credit revenues, and (iii) greater floating revenues from our banking solution.

Quarter over quarter, financial income increased 14.1% as a result of the same items aforementioned for the year over year comparison.

Credit revenues were R$79.6 million in 4Q24 compared with R$61.5 million in 3Q24 and R$18.7 million in 4Q23.

1 From 3Q23 onwards, provision expenses for expected credit losses is allocated in Cost of services. Starting from 4Q24, write-offs are also recognized under Cost of Services.

As highlighted in "Main Operating Metrics – Banking," as we grow our time deposits, Financial Income will be negatively impacted since we will no longer earn floating revenue on client deposits. Instead, these deposits will serve as a funding source, improving funding spreads and positively impacting the "Financial Expenses, net" line on our P&L.

Other Financial Income

Other Financial Income totaled R$118.7 million in 4Q24 compared with R$150.7 million in 4Q23. This reduction was primarily due to a (i) decrease in CDI in the period from an average of 12.25% in 4Q23 to 11.14% in 4Q24, (ii) lower average cash balance, and (iii) taxes of R$13.9 million incurred on intra-group interest on equity payments during the 4Q24.

Compared with the previous quarter, Other Financial Income decreased 17.5%, mainly due to item (iii) explained above, combined with a lower number of working days, and a monetary adjustment on recoverable taxes which occurred in 3Q24 but did not happen again this quarter. These effects were partially offset by a higher average CDI in the period.

Costs and Expenses

Cost of Services

Cost of Services totaled R$876.8 million in 4Q24, increasing 9.5% year over year. Loan loss provisions related to our credit products were R$26.6 million, down from R$39.4 million in 4Q23, primarily reflecting reduced provisioning requirements as we aligned working capital provisions more closely with our expected loss models.

Excluding these provisions, Cost of Services was R$852.2 million, rising 11.6% year over year. This growth primarily reflects higher depreciation and amortization and logistics costs associated with client base expansion, and increased investment in technology and operational software. As a percentage of revenue, Cost of Services excluding credit provisions decreased to 23.6% in 4Q24, compared to 25.6% in 3Q24.

Compared with 3Q24, Cost of Services was 2.3% higher, due to higher credit provisions. Excluding those provisions, Cost of Services was flattish on a quarter over quarter basis, representing a decrease as a percentage of revenues from 25.6% in 3Q24 to 23.6% in 4Q24.

Administrative Expenses

Administrative Expenses were R$303.3 million, representing a 1.7% decrease year over year, mainly explained by (i) lower third party services expenses, combined with (ii) the divestment of Creditinfo (4Q23) and PinPag (1Q24), which were booked in the non-allocated business segment. These effects were partially offset by higher expenses with our personnel. As a percentage of revenues, Administrative Expenses decreased from 9.5% in 4Q23 to 8.4% in 4Q24.

Compared with the previous quarter, Administrative Expenses were 3.6% lower. The decrease can be mainly explained by lower amortization of fair value adjustments from acquisitions, as in 3Q24 there was a non-recurring effect of approximately R$23 million. This effect was partially compensated by (ii) higher facilities expenses, combined with (iii) higher personnel expenses. As a percentage of revenues, Administrative Expenses decreased from 9.4% in 3Q24 to 8.4% in 4Q24.

Selling Expenses

Selling Expenses were R$549.1 million in 4Q24, up 20.9% year over year, primarily explained by higher investments in (i) our salespeople, (ii) partner commissions, and (iii) marketing. As a percentage of revenues, Selling Expenses increased to 15.2% from 14.0% in 4Q23.

Compared with 3Q24, Selling Expenses were 9.4% higher. This increase was mainly a result of items (i) and (ii) mentioned above for the year over year explanation. As a percentage of revenues, Selling Expenses increased 30 basis points compared to 3Q24.

Financial Expenses, Net

Financial Expenses, Net were R$1,035.5 million in 4Q24, a 9.8% increase compared with the prior-year period. This growth can be mainly attributed to higher funding needs for our prepayment and credit operations in the period, being partially offset by a reduction in average CDI, from 12.25% in 4Q23 to 11.14% in 4Q24. As a percentage of Total Revenue and Income, Financial Expenses, Net reduced from 29.0% in 4Q23 to 28.7% in 4Q24.

Compared with 3Q24, Financial Expenses, Net were up 13.7%. This increase was mainly driven by (i) a higher average CDI in the period, from 10.43% to 11.14% in 4Q24, and (ii) higher funding needs for our prepayment and credit operations. As a percentage of revenues, Financial Expenses, net increased from 27.1% to 28.7% in 4Q24.

Software business goodwill impairment

As a result of the annual impairment test of the Company and its subsidiaries, management has recognized an impairment loss of R$3,558.0 million for the Software business unit. Despite our progress in cross-selling initiatives, the winner approach has been through the financial services channels, rather than the software ones as originally expected. As a result, a larger share of the economics has been allocated in the financial services cash generating-unit. In addition, recent trends in the organic software unit led to a revision in our long-term expectations for the segment. Both these factors, combined with a more challenging macroeconomic scenario, resulted in the impairment charge.

Other Income (Expenses), Net

Other Expenses, Net were R$108.1 million in the quarter, representing an increase of R$107.8 million on a year over year basis. This growth is mainly explained by a non-recurring effect from reversal of earnout provisions in 4Q23. Excluding this effect, Other Expenses, net would have remained relatively flat year over year.

Compared with the previous quarter, Other Expenses, net, were R$6.5 million higher. This increase is mostly attributed to higher share-based compensation expenses in the period.

Income Tax and Social Contribution

The Company recognized R$98.6 million of income tax and social contribution expenses during 4Q24 over a loss before income taxes of R$2,823.3 million. The difference to the statutory rate is mainly explained by (i) the software business goodwill impairment, which is not deductible for tax purposes, (ii) gains from subsidiaries abroad subject to different statutory tax rates, and (iii) benefits from “Lei do Bem” (Law 11,196/05) incentives.

Net Income (Loss) and EPS

In 4Q24 Net Loss was R$2,921.8 million, with R$3,558.0 million from the impairment of our software business unit. Excluding this effect, Net Income would have been R$636.2 million, decreasing 3.0% year over year compared with R$656.2 million in 4Q23. This slight reduction was mostly a result of an increase in (i) total costs and expenses, which include a non-recurring positive effect from an earnout reversal that happened in 4Q23, and (ii) higher income tax and social contribution. These effects were partially compensated by consolidated revenue growth.

Adjusted Profit and Loss Statement and EPS

Table 8: Conciliation between IFRS and Adjusted Profit and Loss Statement and EPS

Income Statement of Profit or Loss (R$mn)	4Q24 IFRS	Adjustments	Rationale	4Q24 Adjusted	3Q24 Adjusted	Δ q/q %	4Q23 Adjusted	Δ y/y%
Total revenue and income	3,609.4	-	-	3,609.4	3,357.2	7.5%	3,248.7	11.1%
Cost of services	(878.8)	-	-	(878.8)	(859.0)	2.3%	(802.7)	9.5%
Administrative expenses	(303.3)	32.7	PPA (Purchase Price Allocation) amortization of acquired software companies.	(270.6)	(256.3)	5.6%	(277.3)	(2.4%)
Selling expenses	(549.1)	-	-	(549.1)	(501.8)	9.4%	(454.0)	20.9%
Financial expenses, net	(1,035.5)	4.2	R$3.1mn of financial expenses from fair value adjustments on acquisitions and R$1.2mn from earn-out interests on business combinations.	(1,031.2)	(905.9)	13.8%	(941.1)	9.6%
Software business goodwill impairment loss	(3,558.0)	3,558.0	Impairment expenses.	0.0	0.0	n.a.	0.0	n.a.
Other income (expenses), net	(108.1)	6.4	Divestments of assets and fair value adjustments on acquisitions.	(101.7)	(101.4)	0.3%	(133.7)	(23.9%)
Loss on investment in associates	0.1	-	-	0.1	0.4	(64.8%)	(1.7)	n.m.
Profit before income taxes	(2,823.3)	3,601.4	-	778.1	733.2	6.1%	638.2	21.9%
Income tax and social contribution	(98.6)	(13.9)	Taxes related to the adjustments items.	(112.5)	(146.4)	(23.2%)	(74.4)	51.2%
Net Income	(2,921.8)	3,587.5	-	665.6	586.8	13.4%	563.8	18.1%

Basic Number of shares (R$mn)	293.1	-	-	293.1	297.0	(1.3%)	310.7	(5.7%)
Basic EPS (R$/share)	(9.98)	-	-	2.26	1.97	15.2%	1.80	25.8%

For the P&L lines that are adjusted, the variations can be explained by the same factors as in the IFRS statement apart from the ones mentioned below.

Adjusted Administrative expenses decreased 2.4% year over year. Quarter over quarter, administrative expenses increased 5.6%, mainly due to higher facilities and personnel expenses.

Adjusted other expenses, net decreased 23.9% year over year. This reduction can be mainly explained by the reversal of provisions for contingencies, being partially offset by higher share-based compensation expenses. Quarter over quarter, other expenses, net remained flat.

Adjusted Net Income was R$665.6 million in the quarter with a margin of 18.4%, compared with R$563.8 million in 4Q23 and a margin of 17.4%. The year over year increase in Adjusted Net Income of 18.1% can be primarily attributed to (i) an 11.7% year over year growth in Total Revenue and Income net of adjusted Financial Expenses, being partially offset by an increase of (ii) 20.9% in Selling Expenses, and (iii) 9.5% in Cost of Services.

Compared with the previous quarter, Adjusted Net Income was 13.4% higher, with Adjusted Net Margin increasing approximately 1.0 percentage point from 17.5% in 3Q24 to 18.4% in 4Q24. This margin growth was mostly a result of consolidated revenue growth, combined with lower Cost of Services and Administrative Expenses as a percentage of revenues, and a lower effective tax rate. These effects were partially offset by higher Financial and Selling expenses as a percentage of revenues.

Adjusted basic EPS was R$2.26 per share in 4Q24 compared with R$1.80 in 4Q23 and R$1.97 in 3Q24, on a comparable basis.

From this quarter onwards, we will also start to report Adjusted Gross Profit, a key metric that we believe provides a clearer view of our core business’ overall profitability. Our Adjusted Gross Profit is the result of the sum of Total Revenue and Income, with Cost of Services and Adjusted Financial Expenses. Below, a reconciliation of how we will report our managerial P&L.

Historical data can be found in the quarterly results spreadsheet published in our website investors.stone.co.

Table 9: Adjusted Gross Profit

Adjusted Gross Profit (R$mn)	4Q24	% Rev	3Q24	% Rev	Δ q/q %	4Q23	% Rev	Δ y/y %	2024	2023	y/y %
Total revenue and income	3,609.4	100.0%	3,357.2	100.0%	7.5%	3,248.7	100.0%	11.1%	13,257.5	12,055.0	10.0%
Cost of services	(878.8)	(24.3%)	(859.0)	(25.6%)	2.3%	(802.7)	(24.7%)	9.5%	(3,389.1)	(2,982.8)	13.6%
Financial expenses, net	(1,031.2)	(28.6%)	(905.9)	(27.0%)	13.8%	(941.1)	(29.0%)	9.6%	(3,675.9)	(3,954.1)	(7.0%)
Gross profit	1,699.4	47.1%	1,592.3	47.4%	6.7%	1,504.9	46.3%	12.9%	6,192.4	5,118.1	21.0%
Administrative expenses	(270.6)	(7.5%)	(256.3)	(7.6%)	5.6%	(277.3)	(8.5%)	(2.4%)	(994.1)	(1,052.4)	(5.5%)
Selling expenses	(549.1)	(15.2%)	(501.8)	(14.9%)	9.4%	(454.0)	(14.0%)	20.9%	(2,105.5)	(1,698.3)	24.0%
Other operating income (expense), net	(101.7)	(2.8%)	(101.4)	(3.0%)	0.3%	(133.7)	(4.1%)	(23.9%)	(362.2)	(409.3)	(11.5%)
(Loss) income from investment in associates	0.1	0.0%	0.4	0.0%	(64.8%)	(1.7)	(0.1%)	n.m.	0.4	(4.2)	n.m
Profit (loss) before income taxes	778.1	21.6%	733.2	21.8%	6.1%	638.2	19.6%	21.9%	2,731.1	1,954.0	39.8%
Income tax and social contribution	(112.5)	(3.1%)	(146.4)	(4.4%)	(23.2%)	(74.4)	(2.3%)	51.2%	(531.1)	(396.5)	33.9%
Net income (loss) for the period	665.6	18.4%	586.8	17.5%	13.4%	563.8	17.4%	18.1%	2,200.0	1,557.5	41.3%

SEGMENT REPORTING

Below, we provide our main financial metrics broken down into our two reportable segments and non-allocated activities.

Table 10: Financial metrics by segment

Segment Reporting (R$mn Adjusted)	4Q24	% Rev	3Q24	% Rev	Δ q/q %	4Q23	% Rev	Δ y/y %	2024	2023	y/y %
Total Revenue and Income	3,609.4	100.0%	3,357.2	100.0%	7.5%	3,248.7	100.0%	11.1%	13,257.5	12,055.0	10.0%
Financial Services	3,192.9	100.0%	2,963.9	100.0%	7.7%	2,870.6	100.0%	11.2%	11,689.3	10,495.4	11.4%
Software	416.6	100.0%	393.4	100.0%	5.9%	363.2	100.0%	14.7%	1,562.7	1,492.2	4.7%
Non-Allocated	0.0	n.m.	0.0	n.m.	n.a.	14.9	100.0%	(100.0%)	5.5	67.4	(91.8%)
Adjusted EBITDA	1,902.0	52.7%	1,700.5	50.7%	11.8%	1,618.3	49.8%	17.5%	6,701.7	5,958.8	12.5%
Financial Services	1,811.9	56.7%	1,628.2	54.9%	11.3%	1,557.2	54.2%	16.4%	6,407.5	5,699.8	12.4%
Software	90.1	21.6%	71.8	18.3%	25.5%	58.7	16.2%	53.7%	291.7	244.4	19.3%
Non-Allocated	(0.0)	n.m.	0.5	n.m	n.m.	2.4	16.3%	(101.8%)	2.5	14.6	(82.9%)
Adjusted EBT	778.1	21.6%	733.2	21.8%	6.1%	638.2	19.6%	21.9%	2,731.1	1,954.0	39.8%
Financial Services	700.1	21.9%	676.0	22.8%	3.6%	603.8	21.0%	16.0%	2,512.4	1,793.4	40.1%
Software	78.0	18.7%	56.7	14.4%	37.6%	33.0	9.1%	136.3%	216.5	150.8	43.6%
Non-Allocated	(0.0)	n.m.	0.5	n.m.	n.m.	1.4	9.5%	n.m.	2.2	9.8	(77.9%)
•	Financial Services segment Adjusted EBT was R$700.1 million in the quarter, representing a 16.0% year over year increase and 3.6% on a quarter over quarter basis. Adjusted EBT margin was 21.9%, increasing 0.9 percentage points from 21.0% in 4Q23. This year over year margin increase was mainly driven by higher revenues net of Financial Expenses from the segment and our efforts in gaining efficiency in Administrative Expenses.
•	Software Segment Adjusted EBITDA was R$90.1 million in 4Q24, with a margin of 21.6%, compared with R$58.7 million and a margin of 16.2% in the prior-year period. Sequentially, Software Adjusted EBITDA margin increased 3.4 percentage points, mainly as a result of higher revenues, including a non-recurring revenue in the amount of R$8 million.

Adjusted Net Cash

Our Adjusted Net Cash, a non-IFRS metric, consists of the items detailed in Table 11 below:

Table 11: Adjusted Net Cash

Adjusted Net Cash (R$mn)	4Q24	3Q24	4Q23
Cash and cash equivalents	5,227.7	4,013.3	2,176.4
Short-term investments	517.9	373.7	3,481.5
Accounts receivable from card issuers (a)	29,348.1	26,310.2	23,977.1
Financial assets from banking solution	8,805.9	7,558.5	6,397.9
Derivative financial instrument (b)	257.6	50.7	0.6
Adjusted Cash	44,157.1	38,306.3	36,033.5

Retail deposits (c)	(8,704.8)	(6,816.8)	(6,119.5)
Accounts payable to clients	(17,807.4)	(16,603.4)	(19,199.1)
Institutional deposits and marketable debt securities	(8,496.0)	(6,704.4)	(3,971.1)
Other debt instruments	(4,153.0)	(3,172.7)	(1,374.5)
Derivative financial instrument (b)	(291.8)	(85.3)	(316.2)
Adjusted Debt	(39,452.9)	(33,382.5)	(30,980.3)

Adjusted Net Cash	4,704.1	4,923.8	5,053.3
(a)	Accounts Receivable from Card Issuers are accounted for at their fair value in our balance sheet.
(b)	Refers to economic hedge.
(c)	Includes deposits from banking customers and time deposits from retail clients. For more information on retail deposits, please refer to note 6.8.1 in our Financial Statements.

As of December 31, 2024, the Company’s Adjusted Net Cash was R$4,704.1 million, R$219.7 million lower compared with 3Q24, explained by:

i.	R$1,020.8 million of cash net income, which is our net income plus non-cash income and expenses as reported in our statement of cash flows;
ii.	-R$608.3 million from shares buyback;
iii.	-R$322.5 million of capex;
iv.	-R$207.2 million from loans operations portfolio which is net of provision expenses and interest;
v.	-R$33.4 million from prepaid expenses;
vi.	-R$27.2 million from labor and social security liabilities;
vii.	-R$19.1 million from M&A expenses;
viii.	-R$22.7 million from other effects.

Cash Flow

Table 12: Cash Flow

Cash Flow (R$mn)	4Q24	4Q23
Operating activities
Net income (loss) for the period	(2,921.8)	656.2

Adjustments to reconcile net income (loss) for the period to net cash flows:
Depreciation and amortization	244.0	221.0
Deferred income tax and social contribution	(59.5)	(10.9)
Gain (loss) on investment in associates	(0.1)	1.7
Accrued interest, monetary and exchange variations, net	76.9	11.7
Provision (reversal) for contingencies	(3.3)	(20.7)
Share-based payment expense	74.3	69.6
Allowance for expected credit losses	24.5	60.6
Loss on disposal of property, equipment and intangible assets	23.6	13.0
Software business goodwill impairment loss	3,558.0	0.0
Effect of applying hyperinflation accounting	(4.0)	1.2
Loss on sale of subsidiary	5.3	10.9
Fair value adjustments in financial instruments at FVPL	(230.6)	0.0
Fair value adjustment to derivatives	233.4	7.2
Remeasurement of previously held interest in subsidiary acquired acquired	0.1	0.0
Others	0.0	0.0

Working capital adjustments:
Accounts receivable from card issuers	(2,476.4)	(2,154.8)
Receivables from related parties	4.5	8.4
Recoverable taxes	27.8	(17.5)
Prepaid expenses	(33.4)	(25.4)
Trade Accounts Receivable, banking solution and other assets	839.6	160.3
Credit Portfolio	(207.2)	(312.8)
Accounts payable to clients	(808.6)	259.2
Taxes payable	158.2	103.3
Labor and social security liabilities	(27.2)	(47.3)
Payment of contingencies	(14.0)	(6.3)
Trade accounts payable and other liabilities	136.8	(45.3)
Interest paid	(202.6)	(269.2)
Interest income received, net of costs	1,335.5	941.9
Income tax paid	(54.5)	(32.8)
Net cash used in (provided by) operating activity	(300.8)	(416.6)

Investing activities
Purchases and construction of property and equipment	(203.4)	(144.4)
Purchases and development of intangible assets	(119.0)	(140.9)
Proceeds from (acquisition of ) short-term investments, net	(135.0)	(1,418.8)
Proceeds from disposal long-term investments - equity securities	0.0	2.4
Proceeds from the disposal of non-current assets	(2.6)	0.0
Payment for interest in subsidiaries acquired	(19.1)	(3.8)
Net cash used in investing activities	(479.3)	(1,705.4)

Financing activities
Proceeds from institutional deposits and marketable debt securities	2,435.6	1,236.8
Payment of institutional deposits and marketable debt securities	(840.9)	(70.0)
Proceeds from other debt instruments, except lease	1,510.5	250.0
Payment to other debt instruments, except lease	(480.1)	(508.0)
Payment of principal portion of leases liabilities	(15.7)	(1.6)
Repurchase of own shares	(608.3)	(292.7)
Acquisition of non-controlling interests	(0.2)	(0.1)
Dividends paid to non-controlling interests	(4.3)	(2.2)
Net cash provided by financing activities	1,996.5	612.1

Effect of foreign exchange on cash and cash equivalents	(2.1)	(6.7)

Change in cash and cash equivalents	1,214.4	(1,516.7)

Cash and cash equivalents at beginning of period	4,013.3	3,693.1
Cash and cash equivalents at end of period	5,227.7	2,176.4

Our cash flow in the quarter was explained by:

Net cash used in operating activities was R$300.8 million in 4Q24, explained by R$1,020.8 million of Net Income after non-cash adjustments and R$1,321.5 million outflow from working capital variation. Working capital is composed of the following inflows: (i) R$839.6 million from trade accounts receivable, banking solution and other assets; (ii) R$186.0 million from recoverable taxes and taxes payable; (iii) R$136.8 million from trade accounts payable and other liabilities; and the following outflows: (iv) R$1,949.5 million from changes related to accounts receivable from card issuers, accounts payable to clients and interest income received, net of costs; (v) R$257.1 million from interest paid and income tax paid; (vi) R$207.2 million from our credit product; (vii) R$33.4 million from prepaid expenses; (viii) R$27.2 million from labor and social security liabilities; and (ix) R$9.5 million from other working capital changes.

Net cash used in investing activities was R$479.3 million in 4Q24, explained by (i) R$322.5 million in capex, of which R$203.4 million are related to property and equipment, and R$119.0 million related to purchases and development of intangible assets; (ii) R$135.0 million acquisition of short-term investments; (iii) R$19.1 million outflow from M&A; and (iv) R$2.6 million inflow related to non-current assets.

Net cash provided by financing activities was R$1,996.5 million, explained by (i) R$1,594.7 million from proceeds from institutional deposits and marketable debt securities, net of payments and (ii) R$1,030.4 million from proceeds of other debt instruments, except lease, net of payments. These effects were partially offset by (iii) R$608.3 million in repurchase of our own shares; (iv) R$15.7 million from payment of principal portion of leases liabilities; and (v) R$4.5 million cash outflow from capital events related to non-controlling interests. For more information on institutional deposits and marketable debt securities, please refer to note 6.8.3 from our Financial Statements.

Consolidated Balance Sheet Statement

Table 13: Consolidated Balance Sheet Statement

Balance Sheet (R$mn)	4Q24	4Q23
Assets
Current assets	45,965.0	37,152.6
Cash and cash equivalents	5,227.7	2,176.4
Short-term investments	517.9	3,481.5
Financial assets from banking solution	8,805.9	6,397.9
Accounts receivable from card issuers	29,231.8	23,895.5
Trade accounts receivable	390.6	459.9
Credit Portfolio	891.7	210.0
Recoverable taxes	372.4	146.3
Derivative financial instruments	156.8	4.2
Other assets	370.3	380.9

Non-current assets	8,848.4	11,541.0
Long-term investments	32.6	45.7
Accounts receivable from card issuers	116.2	81.6
Trade accounts receivable	25.5	28.5
Credit Portfolio	171.4	40.8
Receivables from related parties	0.6	2.5
Deferred tax assets	871.6	664.5
Derivative financial instruments	103.4	0.0
Other assets	159.2	137.5
Investment in associates	75.8	83.0
Property and equipment	1,834.0	1,661.9
Intangible assets	5,458.1	8,794.9

Total Assets	54,813.5	48,693.6

Liabilities and equity
Current liabilities	33,533.8	28,831.1
Retail desposits	8,704.8	6,119.5
Accounts payable to clients	17,756.7	19,163.7
Trade accounts payable	672.2	513.9
Institutional deposits and marketable debt securities	3,066.0	475.3
Other debt instruments	1,903.8	1,404.7
Labor and social security liabilities	578.3	515.7
Taxes payable	560.3	514.3
Derivative financial instruments	10.6	4.6
Other liabilities	281.1	119.5

Non-current liabilities	9,452.4	5,186.5
Accounts payable to clients	50.7	35.5
Institutional deposits and marketable debt securities	5,430.0	3,495.8
Other debt instruments	2,496.1	143.5
Derivative financial instruments	281.2	311.6
Deferred tax liabilities	680.7	546.5
Provision for contingencies	237.4	208.9
Labor and social security liabilities	39.5	34.3
Other liabilities	236.8	410.5

Total liabilities	42,986.2	34,017.6

Equity attributable to controlling shareholders	11,776.0	14,622.3
Issued capital	0.1	0.1
Capital reserve	14,215.2	14,056.5
Treasury shares	(1,805.9)	(282.7)
Other comprehensive income (loss)	(287.0)	(320.4)
Retained earnings (accumulated losses)	(346.4)	1,168.9

Non-controlling interests	51.3	53.7

Total equity	11,827.3	14,676.0

Total liabilities and equity	54,813.5	48,693.6

Other Information

Conference Call

Stone will discuss its 4Q24 and fiscal year financial results during a teleconference today, March 18, 2025, at 5:00 PM ET / 6:00 PM BRT.

The conference call can be accessed live over the Zoom webinar (ID: 893 6550 3609| Password: 819157). It can also be accessed over the phone by dialing +1 646 931 3860 or +1 669 444 9171 from the U.S. Callers from Brazil can dial +55 21 3958 7888. Callers from the UK can dial +44 330 088 5830.

The call will also be webcast live and a replay will be available a few hours after the call concludes. The live webcast and replay will be available on Stone’s investor relations website at https://investors.stone.co/.

About Stone Co.

Stone Co. is a leading provider of financial technology and software solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

Investor Contact

Investor Relations

Glossary of Terms

•	“Active Payments Client Base”: refers to MSMBs and Key Accounts. Considers clients that have transacted at least once over the preceding 90 days, except for Ton active clients which consider clients that have transacted once in the preceding 12 months. As from 3Q22, does not consider clients that use only TapTon.
•	“Adjusted Net Cash”: is a non-IFRS financial metric and consists of the following items: (i) Adjusted Cash: Cash and cash equivalents, Short-term investments, Accounts receivable from card issuers, Financial assets from banking solution and Derivative financial instruments; minus (ii) Adjusted Debt: Retail deposits, Accounts payable to clients, Institutional deposits and marketable debt securities, Other debt instruments and Derivative financial instruments.
•	“Banking”: refers to our digital banking solution and includes insurance products.
•	“Banking Active Clients”: clients who have transacted at least R$1 in the past 30 days.
•	"Consolidated Credit Metrics”: refer to metrics for credit cards and merchants, the latter including the sum of working capital and revolving credit.
•	"Credit Revenues”: in 2Q23, credit revenues were recognized net of provision for expected credit losses in Financial Income. From 3Q23 onwards, credit revenues are recognized gross of provision for expected losses, which are allocated in Cost of Services.
•	“CTPV”: means Card Total Payment Volume and refers only to transactions settled through cards. Does not include PIX QR Code volumes.
•	“Financial Services” segment: this segment is comprised of our financial services solutions serving both MSMBs and Key Accounts. Includes mainly our payments, digital banking and credit solutions.
•	“Key Accounts”: refers to operations in which Pagar.me acts as a fintech infrastructure provider for different types of clients, especially larger ones, such as mature e-commerce and digital platforms, commonly delivering financial services via APIs. It also includes clients that are onboarded through our integrated partners program, regardless of client size.
•	“Membership fees”: refer to the upfront fee paid by merchants for all Ton offerings and specific ones for Stone when they join our client base. Until December 31, 2023, membership fees revenues were recognized at agreement inception. From January 1, 2024 onwards, the Group recognizes revenues from membership fees deferred through the expected lifetime of the client.
•	“MSMB segment”: refer to SMBs – small and medium business (online and offline) and micro-merchants, from our Stone, Pagar.me and Ton products. Considers clients that have transacted at least once over the preceding 90 days, except for Ton active clients which consider clients that have transacted once in the preceding 12 months. As from 3Q22, does not consider clients that use only TapTon.
•	“MSMB CTPV Overlap”: refers to the MSMB CTPV in Software installed base within the priority verticals - Gas Station, Retail, Drugstores, Food and horizontal software.
•	”Merchants solution (credit)”: consists of the sum of (i) working capital and (ii) revolving credit.
•	“Non-allocated”: comprises other smaller businesses which are not allocated in our Financial Services or Software segments. From 2Q24 onwards, revenues in the non-allocated business segment are inexistent, since we divested assets within the segment.
•	“NPL (Non-Performing Loans)”: is the total outstanding of the contract whenever the clients default on an installment. More information on the total overdue by aging considering only the individual installments can be found in Note 6.6.1 of the Financial Statements.
•	“Off-platform time deposits”: refers to time deposits raised in third-party platforms outside of our ecosystem.
•	“PIX QR Code”: includes the volume of PIX QR Code transactions from dynamic POS QR Code and static QR Code from MSMB and Key Accounts merchants, unless otherwise noted.

•	“Provisions ratio”: calculated as accumulated provisions for expected credit losses divided by the total portfolio amount in the period. Starting in 1Q25, we will no longer follow this metric, and converge to accompany more usual credit metrics.
•	“Revenue”: refers to Total Revenue and Income net of taxes, interchange fees retained by card issuers and assessment fees paid to payment schemes.
•	“Software” segment: composed of our Strategic Verticals (Retail, Gas Stations, Food, Drugstores and horizontal software), Enterprise and Other Verticals. The Software segment includes the following solutions: POS/ERP, TEF and QR Code gateways, reconciliation, CRM, OMS, e-commerce platform, engagement tool, ads solution, and marketplace hub.
•	“Take Rate (Key Accounts)”: managerial metric that considers the sum of revenues from financial services solutions offered to Key Account clients, excluding non-allocated revenues, divided by Key Accounts TPV. From 4Q24 onwards, we are shifting this metric to TPV in the denominator instead of CTPV.
•	“Take Rate (MSMB)”: managerial metric that considers the sum of revenues from financial services solutions offered to MSMBs, excluding Ton’s membership fee, TAG revenues and other non-allocated revenues, divided by MSMB TPV. From 4Q24 onwards, we are shifting this metric to TPV in the denominator instead of CTPV.
•	“Total Retail Deposits”: includes time deposits and demand deposits from banking customers, including MSMB and Key Account clients.
•	“TPV”: Total Payment Volume. Reported TPV figures consider all card volumes settled by StoneCo, including PIX QR Code transactions from dynamic POS QR Code and static QR Code from MSMB and Key Accounts merchants, unless otherwise noted.
•	“Credit Portfolio”: is gross of provisions for losses, but net of amortizations.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe”, “may”, “will”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “forecast”, “plan”, “predict”, “project”, “potential”, “aspiration”, “objectives”, “should”, “purpose”, “belief”, and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Stone’s control.

Stone’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors.

About Non-IFRS Financial Measures

To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Stone also presents non-IFRS measures of financial performance, including: Adjusted Net Income, Adjusted EPS (basic), Adjusted Net Margin, Adjusted Net Cash / (Debt), Adjusted Profit (Loss) Before Income Taxes, Adjusted Pre-Tax Margin and Adjusted EBITDA.

A “non-IFRS financial measure” refers to a numerical measure of Stone’s historical or future financial performance or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Stone’s financial statements. Stone provides certain non-IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS. The non-IFRS financial information presented herein should be considered in conjunction with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS. There are significant limitations associated with the use of non-IFRS financial measures. Further, these measures may differ from the non-IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Stone’s performance to that of other companies.

Stone has presented Adjusted Net Income to eliminate the effect of items from Net Income that it does not consider indicative of its continuing business performance within the period presented. Stone defines Adjusted Net Income as Net Income (Loss) for the Period, adjusted for (1) amortization of fair value adjustment on acquisitions, (2) unusual income and expenses, and (3) impairment expenses. Adjusted EPS (basic) is calculated as Adjusted Net income attributable to owners of the parent (Adjusted Net Income reduced by Net Income attributable to Non-Controlling interest) divided by basic number of shares.

Stone has presented Adjusted Profit Before Income Taxes and Adjusted EBITDA to eliminate the effect of items that it does not consider indicative of its continuing business performance within the period presented. Stone adjusts these metrics for the same items as Adjusted Net Income, as applicable.

Stone has presented Adjusted Net Cash metric in order to adjust its Net Cash / (Debt) by the balances of Accounts Receivable from Card Issuers and Accounts Payable to Clients, since these lines vary according to the Company’s funding source together with the lines of (i) Cash and Cash Equivalents, (ii) Short-term Investments, (iii) Debt balances and (iv) Derivative Financial Instruments related to economic hedges of short term investments in assets, due to the nature of Stone’s business and its prepayment operations. In addition, it also adjusts by the balances of Financial Assets from Banking Solutions and Retail Deposits.